Rule 424 (b)(5)
                                       Registration No. 333-18943

Prospectus Supplement dated September 7, 1999
(To the Prospectus dated January 27, 1997)


                               1,000,000 SHARES
                               ROYAL GOLD, INC.
                                 COMMON STOCK
                    --------------------------------------

Royal Gold, Inc. is offering up to 1,000,000 shares of common stock, $.01 par value, at a price of $4.00 per share in negotiated transactions between the Company and certain institutional purchasers and other accredited investors.

Our common stock trades on the NASDAQ-National Market System under the symbol "RGLD." On September 1, 1999, the last sale price of the common stock as reported on NASDAQ was $4 per share.

The securities offered hereby involve a high degree of risk. Prospective purchasers should carefully review the matters set forth in "Risk Factors," beginning at page S-3 of this Prospectus Supplement and beginning at page S-5 of the Prospectus dated January 27, 1997.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain, or incorporate by reference, certain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Royal Gold, including, among other things:

   - statements regarding mineralization and reserves of mines operated by others

   - statements regarding future production from mines operated by others, and future revenues of the company from those mines

   - changes in gold price

   - unanticipated adverse conclusions of feasibility analyses

   - results of current or planned exploration activities

   - the timing of the receipt of federal, state, and local government permits

   - environmental assessments

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained or incorporated by reference in this prospectus supplement and the accompanying prospectus might not occur as anticipated.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus supplement and the accompanying prospectus, as well as information that we previously filed with the SEC and incorporated by reference, is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

                              RISK FACTORS

An investment in our common stock involves significant risks. In particular, you should carefully consider the following risk factors before you decide to buy common stock. You should also carefully read and consider all of the information we have included in this prospectus supplement and the other risk factors and information discussed in the accompanying prospectus and in our reports on Forms 10-K and 10-Q, before you decide to buy the common stock.

Passive Ownership Puts the Company Generally at Risk to the Decisions of Others
-------------------------------------------------------------------------------

At present, the company's principal assets are its royalty interests in the Pipeline and South Pipeline properties. The company's success is dependent on the extent to which these two properties prove to be successful, and on the extent to which Royal Gold is able to acquire or create other royalty interests.

The holder of a royalty interest typically has no authority regarding development or operation of a mineral property. Therefore, unless the company is able to secure and enforce certain extraordinary rights, it will not be in control of basic decisions regarding development and operation of Pipeline, South Pipeline, or any of the other properties in which the company may have an interest.

Thus, the company's strategy of having others operate properties in which it retains a royalty or other passive interest puts the company generally at risk to the decisions of others regarding all operating matters, including permitting, feasibility analysis, mine design and operation, and processing, plant and equipment matters, among others. Although the company attempts to secure contractual rights that will permit it to protect its interests, there can be no assurance that such rights will be sufficient or that the company's efforts will be successful in achieving timely or favorable results.

Acquiring Royalty Interests in Gold Mining Operations Involves Assuming Certain Risks
------------------------------------------------------------------------

Acquisitions of royalty interests in gold mining operations have been a key element of the company's success, and the company will continue to seek acquisitions in the future. Even though the company performs a review of the properties in connection with its acquisitions which it believes is consistent with industry practices, the resulting assessments are necessarily inexact and their accuracy inherently uncertain, and such reviews may not reveal all existing or potential problems, nor will it necessarily permit the company to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every property, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Contractual indemnities are often not obtainable, and the company may be required to assume the risks that the properties may not perform in accordance with the company's expectations.

Fluctuations in the Market Price of Minerals Impact the Value of the Company's Royalty Interests
------------------------------------------------------------------------------

The profitability of gold mining operations (and thus the value of the company's royalty interests and exploration properties) is directly related to the market price of gold. The market price of gold fluctuates widely and is affected by numerous factors beyond the control of any mining company. These factors include industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by gold producers, global or regional political, economic or banking crises, and a number of other factors. If the market price of gold should drop dramatically, the value of the company's royalty interests and exploration properties could also drop dramatically, and the company might not be able to recover its investment in those interests or properties. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

The volatility in gold prices is illustrated by the following table, which sets forth, for the periods indicated, the high and low prices in U.S. dollars per ounce of gold based on the London PM fix:


Year                          Gold Price Per Ounce($)
----                              High        Low
                              -----------------------

1993                               406         327
1994                               396         370
1995                               393         372
1996                               416         368
1997                               367         283
1998                               313         273
Jan.-August 1999                   294         253


At August 6, 1999, the gold price was $255.75 per ounce, the lowest price in more than twenty years. At present, the company has no hedging programs in place. At June 30, 1999, the company held 327 ounces of gold bullion in inventory. Additionally, at June 30, 1999, the company had a royalty receivable of 235 ounces. The company would consider hedging programs in the event certain production levels are obtained and maintained, and market conditions justify the economic use of hedging programs.

Mining Activities Are Highly Speculative
----------------------------------------

Mineral exploration and development is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of ore uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; pitwalls or tailings dam failures; force majeure events; and the risk of injury to persons, property or the environment.

Estimation of Mineral Reserves Is an Inexact Process
----------------------------------------------------

There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond the control of the company. The estimation of reserves and mineralization is a subject process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Pending Changes in Federal Mining Laws May Adversely Affect Our Operations and Results
------------------------------------------------------------------------------

In recent years, the U.S. Congress has considered a proposed major revision of the General Mining Law, which governs the creation and possession of mining claims, and related activities on federal public lands in the United States. It is anticipated that another bill may be introduced in the Congress during the current session, or during 2000, and it is possible that a new law could be enacted. The company expects that if and when the new mining law is enacted, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent any such new legislation may affect existing mining claims or operations. The effect of any such revision of the General Mining Law on the company's operations in the United States cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase costs at a number of the company's exploration properties in the United States, which are located on federal lands, and such revision could also impair the company's ability to develop any mineral prospects that are located on unpatented mining claims in the future.

Environmental Regulation of Mining Is Becoming More Restrictive and Could Subject Us to Increased Liability
---------------------------------------------------------------------------

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks

(including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the company (or to other companies with the gold industry) at a reasonable price. To the extent that the company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the company and could have a material adverse effect on the company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Title to Our Properties Is Uncertain and Subject to Contest
-----------------------------------------------------------

The validity of unpatented mining claims, which constitute a significant portion of the property holdings in the United States subject to our royalty interests, is often uncertain, and such validity is always subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple. Patent applications have not been filed for any of the properties subject to our royalty interests that are located on federal public lands in the United States and, in light of recently proposed legislation to change the General Mining Law, it would be reasonable to assume that, in the future, patents will be more difficult to obtain. Although the company believes the operators of its properties have attempted to acquire satisfactory title to its properties, generally title opinions are not obtained until financing is sought to develop a property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

We Have Substantial Foreign Operations Which Are Subject to Additional Risks Associated with Offshore Activities
-----------------------------------------------------------------------------

The company's foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation. The company currently has exploration projects in Greece and Bulgaria, and is actively seeking other gold exploration and gold royalty acquisition or development opportunities in several countries, including Australia, Europe, Russia and other republics of the former Soviet Union.


                            RECENT DEVELOPMENTS

Purchase of Royalty Interests
-----------------------------

On September 2, 1999, Royal Gold purchased approximately one-half of a group of overriding royalty interests on mineral production from a total of 348 unpatented mining claims in Lander County, Nevada (the Subject Property). The purchase price paid by Royal Gold for these royalty interests was $8,075,000.

The Subject Property encompasses the Pipeline gold mine and the South Pipeline gold deposit, over which the company currently owns sliding-scale gross smelter return royalties.

All of the lands to which the newly acquired royalty relates are currently owned or held under lease by The Cortez Joint Venture (Cortez), a Nevada joint venture that is owned as to 60% by Placer Cortez Inc., a subsidiary of Placer Dome Inc., and as to 40% by Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto.

The company purchased the new royalty from a group of royalty owners known as the Idaho Group. Each member of the Idaho Group owns a separate undivided interest, ranging from 1.66% to 31.50% of the whole, in an overriding royalty interest summarized as follows:

(i) one percent (1.0%) of the gross value of all mineral production from lands encompassed by 50 designated and unpatented mining claims situated in Lander County (the Pipeline claims), until a total of 3.7 million troy ounces of gold has been produced from such lands, and, thereafter, one and one-half percent (1.5%) of the gross value of any subsequent mineral production from such lands, or any part thereof; and

(ii) one and one-half percent (1.5%) of the gross value of all mineral production from any lands encompassed by designated patented and unpatented mining claims situated within a 600-square-mile Area of Interest that includes portions of Lander and Eureka Counties; which Area of Interest includes the Pipeline claims, but is exclusive of the Pipeline claims for the purpose of calculating royalties.


The Idaho Group's overriding royalty interest does not involve any guaranteed or minimum annual payments; it is perpetual; and it has associated with it certain extraordinary rights for the benefit of the royalty holder, relating to the form and calculation of mineral production payments, the royalty holder's continuing right to receive all material information regarding Cortez' exploration and mining operations, and the royalty holder's right to require, for a period expiring in 2083, that Cortez offer to quitclaim to the royalty holder any portion of the underlying property, if, as and when Cortez determines to abandon such property. Cortez also has certain extraordinary rights relating to the overriding royalty interests, including in particular a right of first refusal to purchase, at a defined premium, such portion of the Idaho Group's royalty interest as the Idaho Group (or any member thereof) may determine to sell.

Ten members of the Idaho Group accepted the company's offer, by a writing dated July 26, 1999, as to fifty percent (50%) of such member's ownership of the overriding royalty affecting the Subject Property. Cortez was notified by the Idaho Group of the terms of company's offer, and of the Idaho Group's partial acceptance, and on August 20, 1999, Cortez notified the Idaho Group that it would not be exercising its right of first refusal with respect to Royal Gold's possible purchase of the royalty.

Recent Borrowing
----------------

Effective September 1, 1999, the company entered into a $2,000,000 loan, payable on demand, a portion of the proceeds of which were used to pay a portion of the purchase price of the Royalty purchased from the Idaho Group. The demand loan bears interest at a floating rate of the bank's prime rate, which is currently 8.25% per annum.

The loan will be replaced by a $2,000,000 term loan, maturing in 2003, that will be secured by all of the company's royalty interests. The loan bears interest at a floating rate based on the 90 day LIBOR rate plus 1.5%, which is currently 7.4% per annum.


                              USE OF PROCEEDS

We intend to use the proceeds of this offering for general corporate purposes.


                              CAPITALIZATION

The following table sets forth the unaudited capitalization of Royal Gold at June 30, 1999, on an actual basis, and as adjusted to give effect to the sale of 1,000,000 shares of common stock offered pursuant to this prospectus supplement at a price of $4.00 per share. The $2,000,000 demand loan is not included in the following table.

                                                   As of June 30, 1999

                                               Actual           As adjusted
Stockholders' equity
Common stock, par value $0.01 per share,
40,000, 000 shares authorized, 17,321,322
shares issued; 18,321,322 as adjusted (1)    $    173,213      $      183,213

Additional paid-in capital                     54,027,150          58,017,150

Accumulated deficit                           (42,148,880)        (42,148,880)
                                              ____________        ____________
                                               12,051,483          16,051,483

Treasury shares, at cost, 238,726 shares       (1,182,230)         (1,182,230)
                                              ____________        ____________

Total capitalization                        $  10,869,253       $  14,869,253
                                             ------------        ------------
                                             ------------        ------------

(1) Excludes 1,234,298 shares of common stock reserved for issuance of outstanding stock options (at a weighted-average exercise price of $4.43 per share).

                                   TAX MATTERS

The following is a general discussion of certain U.S. federal income tax consequences material to the purchase, ownership and disposition of the Royal Gold common stock. The discussion is directed to holders of the common stock who are treated as foreign persons for U.S. income tax purposes, including foreign corporations, foreign partnerships, nonresident alien individuals, and estates and trusts which are treated as foreign estates and trusts for U.S. income tax purposes (collectively, "Foreign Persons"). This discussion is directed only to Foreign Persons who will own the common stock as a capital asset and not as a dealer. No information is provided herein with respect to foreign, state or local tax laws.

As discussed below, in certain circumstances a Foreign Person who owns common stock (a "Foreign Holder") may be subject to U.S. income taxation on a dale or other disposition of common stock. Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), a foreign corporation or nonresident alien individual who sells or disposes of an interest in a "U.S. real property interest" recognizes gain or loss subject to the graduated income tax. For purposes of FIRPTA, the term "U.S. real property interest" includes stock in a corporation which is a "U.S. real property holding corporation" (a "USRPHC"), or has been a USRPHC at any time within the five-year period preceding the disposition or, if shorter, during the taxpayer's holding period. Generally, a domestic corporation is a USRPHC if 50% or more of the fair market value of its trade or business and real property assets consists of U.S. real property interests. However, a foreign corporation or nonresident alien individual who holds interests in a USRPHC which is regularly traded on an established securities market is not subject to taxation under FIRPTA on a sale or exchange of such interests, provided that such holder has held, directly and by attribution, 5% or less of the outstanding shares of the same class at each point during the lesser of five years or the holder's holding period in the shares. It is expected that the company is and will remain a USRPHC. However, because the stock of the company is regularly traded on an established securities market, a Foreign Holder will not be subject to taxation under FIRPTA on the sale or other disposition of the common stock unless such person has held, directly or by attribution, more than 5% of the outstanding common stock at some time during the lesser of five years of such person's holding period in the common stock. Different rules apply under FIRPTA to ownership of common stock by foreign partnerships, foreign estates and foreign trusts.

Whether or not the company is a USRPHC, a Foreign Holder also would be subject to U.S. taxation upon the sale or exchange of the common stock if gain or loss on the sale of the common stock is treated as effectively connected with the conduct by the Foreign Holder of a trade or business within the United States, unless exempted by a treaty. If the company were to pay a dividend to its shareholders, dividends paid to a Foreign Holder generally will be subject to U.S. withholding tax at a rate of 30%, unless the withholding tax rate is reduced by an applicable income tax treaty.

FOREIGN HOLDERS ARE URGED TO CONSULT WITH THEIR OWN U.S. TAX ADVISORS CONCERNING THE U.S. TAX TREATMENT OF THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

  - incorporated documents are considered part of this prospectus supplement,

  - we can disclose important information to you by referring you to those documents and not repeating that information here, and

  - information that we file with the SEC will automatically update and supersede this prospectus or other incorporated documents

We incorporate by reference the documents listed below which we filed with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"):

  - our Annual Report on Form 10-K for the fiscal year ended June 30, 1998,

  - our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, December 31, 1998, and March 31, 1999,

  - our Current Reports on Form 8-K filed April 12, 1999 and September 2, 1999,

  - our definitive Proxy Statement filed with the SEC on October 15, 1998 for our Annual Meeting of Stockholders held on November 17, 1998,

  - the description of our common stock contained in the Registration Statement filed with the SEC on Form S-3 (Registration No. 333-18943), on January 27, 1997.

We also incorporate by reference each of the following documents that we will file with the SEC (1) after the date of the filing of the registration statement of which this prospectus forms a part and prior to its effectiveness and
(2) until all the securities offered by this prospectus have been sold:

  - reports filed under Sections 13(a) and (c) of the Exchange Act,

  - definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting and

  - any reports filed under Section 15(d) of the Exchange Act.

You may request a copy of any filings referred to above (excluding exhibits, at no cost, by contacting us at the following address:

Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO  80202
Telephone:  (303) 573-1660